FORM U-13-60

ANNUAL REPORT

For the Period
Beginning January 1, 2002 and Ending December 31, 2002
to the

U.S. Securities and Exchange Commission

of

Energy East Management Corporation

A Subsidiary Service Company

Date of Incorporation: March 11, 1999

State or Sovereign Power under which Incorporated or Organized: Delaware

Location of Principal Executive Offices of Reporting Company:

P.O. Box 12904
Albany, NY 12212-2904

Name, title, and address of officer to whom
correspondence concerning this report should be addressed:

Robert E. Rude
Vice President and Controller
P.O. Box 12904
Albany, NY 12212-2904

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

Energy East Corporation

INSTRUCTIONS FOR USE OF FORM U-13-60
1.

Time of Filing.

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule ii, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.

Number of Copies.

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.

Period Covered by Report.

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.

Report Format.

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5.

Money Amounts Displayed.

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

6.	Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c)).
7.

Major Amendments or Corrections.

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.

Definitions.

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.	Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.
10.

Methods of Allocation.

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.

Annual Statement of Compensation for Use of Capital Billed.

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2002

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
DESCRIPTION OF REPORTS OR STATEMENTS	PAGE NO.
Organization chart	20
Methods of allocation	21
Annual statement of compensation for use of capital billed	22

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2002

SCHEDULE I - COMPARATIVE BALANCE SHEET
(thousands of dollars)

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT	ASSETS AND OTHER DEBITS	REF SCHED	AS OF DECEMBER 31
			2002 Current	2001 Prior
	SERVICE COMPANY PROPERTY
101	Service company property, at cost	II	$505	$464
107	Construction work in progress	II	-	-

	Total Property		505	464
108	Less accumulated provision for depreciation and amortization of service company property	III	223	136

	Net Service Company Property		282	328
	INVESTMENTS
123	Investments in associate companies	IV	-	-
124	Other investments	IV	-	-

	Total Investments		-	-
	CURRENT AND ACCRUED ASSETS
131	Cash		11,195	3,770
134	Special deposits		-	-
135	Working funds		-	-
136	Temporary cash investments	IV	-	-
141	Notes receivable		-	-
143	Accounts receivable		-	-
144	Accumulated provision for uncollectible accounts		-	-
146	Accounts receivable from associate companies	V	19,408	5,348
152	Fuel stock expenses undistributed	VI	-	-
154	Materials and supplies		-	-
163	Stores expense undistributed	VII	-	-
165	Prepayments		-	37
174	Miscellaneous current and accrued assets	VIII	-	326

	Total Current and Accrued Assets		30,603	9,481
	DEFERRED DEBITS
181	Unamortized debt expense		-	-
184	Clearing accounts		-	-
186	Miscellaneous deferred debits	IX	2,112	-
188	Research, development, or demonstration expenditures	X	-	-
190	Accumulated deferred income taxes		4,522	29

	Total Deferred Debits		6,634	29

	TOTAL ASSETS AND OTHER DEBITS		$37,519	$9,838

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2002

SCHEDULE I - COMPARATIVE BALANCE SHEET (Continued)
(thousands of dollars)

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	REF SCHED	AS OF DECEMBER 31
			2002 Current	2001 Prior
	PROPRIETARY CAPITAL
201	Common stock issued	XI	-	-
211	Miscellaneous paid-in-capital	XI	$11,481	$3,481
215	Appropriated retained earnings	XI	-	-
216	Unappropriated retained earnings	XI	-	-

	Total Proprietary Capital		11,481	3,481
	LONG-TERM DEBT
223	Advances from associate companies	XII	-	-
224	Other long-term debt	XII	-	-
225	Unamortized premium on long-term debt		-	-
226	Unamortized discount on long term debt - debit		-	-

	Total Long-Term Debt		-	-
	CURRENT AND ACCRUED LIABILITIES
231	Notes payable		-	-
232	Accounts payable		1,199	1,012
233	Notes payable to associate companies	XIII	-	-
234	Accounts payable to associate companies	XIII	4,971	2,244
236	Taxes accrued		3,387	-
237	Interest accrued		-	-
238	Dividends declared		-	-
241	Tax collections payable		-	-
242	Miscellaneous current and accrued liabilities	XIII	10,058	2,038

	Total Current and Accrued Liabilities		19,615	5,294
	DEFERRED CREDITS
253	Other deferred credits		6,423	1,063
255	Accumulated deferred investment tax credits		-	-

	Total Deferred Credits		6,423	1,063
282	ACCUMULATED DEFERRED INCOME TAXES		-	-

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL		$37,519	$9,838

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2002

SCHEDULE II - SERVICE COMPANY PROPERTY
(thousands of dollars)
ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS	RETIREMENT OR SALES	OTHER CHANGES (1)	BALANCE AT CLOSE OF YEAR
SERVICE COMPANY PROPERTY
301	Organization	-	-	-	-	-
303	Miscellaneous intangible plant	-	-	-	-	-
304	Land and land rights	-	-	-	-	-
305	Structures and improvements	-	-	-	-	-
306	Leasehold improvements	-	-	-	-	-
307	Equipment (2)	-	-	-	-	-
308	Office furniture and equipment	$464	$41	-	-	$505
309	Automobiles, other vehicles and related garage equipment	-	-	-	-	-
310	Aircraft and airport equipment	-	-	-	-	-
311	Other service company property (3)	-	-	-	-	-

	Subtotal	464	41	-	-	505
107	Construction work in progress (4)	-	-	-	-	-

	Total	$464	$41	-	-	$505

NOTES:

(1)   Provide an explanation of those changes considered material:

None

(2)   Subaccounts are required for each class of equipment owned. The Service Company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

None

(3)   Describe Other Service Company Property:

None

(4)   Describe Construction Work in Progress:

None

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2002

SCHEDULE III - ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY
(thousands of dollars)
ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS TO ACCOUNT 403	RETIREMENTS OR SALES	OTHER CHANGES (1)	BALANCE AT CLOSE OF YEAR
301	Organization	-	-	-	-	-
303	Miscellaneous intangible plant	-	-	-	-	-
304	Land and land rights	-	-	-	-	-
305	Structures and improvements	-	-	-	-	-
306	Leasehold improvements	-	-	-	-	-
307	Equipment	-	-	-	-	-
308	Office furniture and equipment	$136	$86	-	$1	$223
309	Automobiles, other vehicles and related garage equipment	-	-	-	-	-
310	Aircraft and airport equipment	-	-	-	-	-
311	Other service company property	-	-	-	-	-

	Total	$136	$86	-	$1	$223

NOTES

(1)   Provide an explanation of those changes considered material:

None

SCHEDULE IV - INVESTMENTS
(thousands of dollars)

INSTRUCTIONS: Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.
ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
123	Investment in associate companies	-	-
124	Other investments	-	-
136	Temporary cash investments	-	-

	Total	-	-

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2002

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
(thousands of dollars)

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
Account 146 - Accounts Receivable from Associate Companies:
Operations
Energy East Corporation	$1,450	$3,849
New York State Electric & Gas Corporation	2,254	7,143
Rochester Gas and Electric Corporation	-	1,279
Energetix, Inc.	-	38
Griffith Oil Co., Inc.	-	110
The Southern Connecticut Gas Company	276	896
CNE Energy Services Group	2	9
CNE Venture Tech, Inc.	-	2
Central Maine Power Company	723	2,300
The Union Water-Power Company	57	102
MaineCom Services	13	28
Connecticut Natural Gas Corporation	294	994
TEN Companies, Inc.	73	186
The Berkshire Gas Company	74	220
Berkshire Propane, Inc.	5	13
Berkshire Service Solutions, Inc.	(5)	-
The Energy Network, Inc.	114	508
Energy East Solutions, Inc.	8	10
Cayuga Energy, Inc.	2	4
Energy East Enterprises, Inc.	9	55
New Hampshire Gas Corporation	(2)	2
Maine Natural Gas Corporation	1	3
Benefit Plans
Energy East Management Corporation	-	5
New York State Electric & Gas Corporation	-	879
The Southern Connecticut Gas Company	-	154
CNE Energy Services Group	-	7
Central Maine Power Company	-	323
The Union Water-Power Company	-	24
Connecticut Natural Gas Corporation	-	247
TEN Companies, Inc.	-	2
The Berkshire Gas Company	-	8
Berkshire Propane, Inc.	-	1
Maine Natural Gas Corporation	-	7

TOTAL	$5,348	$19,408

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2002

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES (Continued)
(thousands of dollars)

Analysis of Convenience or Accommodation Payments:
Total
Energy East Corporation	$1,484
New York State Electric & Gas Corporation	2,132
Rochester Gas and Electric Corporation	1,482
Energetix, Inc.	45
The Southern Connecticut Gas Company	400
Central Maine Power Company	756
The Union Water-Power Company	22
Connecticut Natural Gas Corporation	560
The Berkshire Gas Company	179
The Energy Network, Inc.	598
Energy East Enterprises Inc.	8
New Hampshire Gas Corporation	19

TOTAL	$7,685

The convenience payments are primarily for insurance.

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
(thousands of dollars)

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION	LABOR	EXPENSES	TOTAL
Account 152 - Fuel Stock Expenses Undistributed	-	-	-

Total	-	-	-

Summary:

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
(thousands of dollars)

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION	LABOR	EXPENSES	TOTAL
Account 163 - Stores Expense Undistributed	-	-	-

Total	-	-	-

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2002

SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
(thousands of dollars)

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
174	Miscellaneous current and accrued assets	-	-
	Accrued taxes	$326	-

	Total	$326	-

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
(thousands of dollars)

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
186	Intangible asset associated with nonqualified pension plans	-	$2,112

	Total	-	$2,112

SCHEDULE X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES
(thousands of dollars)

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
188	Research, development, or demonstration expenditures	-	-

	Total	-	-

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2002

SCHEDULE XI - PROPRIETARY CAPITAL

ACCOUNT NUMBER	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	OUTSTANDING NO. OF SHARES	CLOSE OF PERIOD TOTAL AMOUNT (Thousands)
201	Common Stock Issued	200	$.01	10	-

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

ACCOUNT NUMBER	DESCRIPTION	AMOUNT (Thousands)
211	Miscellaneous Paid-In-Capital	$11,481
215	Appropriated Retained Earnings	-

	TOTAL	$11,481

INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid. (thousands of dollars)

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	NET INCOME OR (LOSS)	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR
216	Unappropriated Retained Earnings	-			-

	TOTAL	-			-

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2002

SCHEDULE XII - LONG-TERM DEBT
(thousands of dollars)

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes and advances on open accounts. Names of associated companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt, provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.
NAME OF CREDITOR	TERM OF OBLIGATION CLASS & SERIES OF OBLIGATION	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	DEDUCTIONS (1)	BALANCE AT CLOSE OF YEAR
Account 223 - Advances from Associate Companies:					-			-
Account 224 - Other Long-Term Debt:					-			-

TOTAL					-			-

(1)   Give an explanation of deductions.

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
(thousands of dollars)

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amounts of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
Account 233 - Notes Payable to Associate Companies	-	-

Total	-	-

Account 234 - Accounts Payable to Associate Companies
Energy East Corporation	$718	$44
New York State Electric & Gas Corporation	1,193	2,425
Rochester Gas and Electric Corporation	-	2,359
The Energy Network, Inc.	332	-
The Southern Connecticut Gas Company	-	26
Central Maine Power Company	-	16
Connecticut Natural Gas Corporation	-	49
Energy East Telecommunications, Inc.	-	46
Other (2)	1	6

Total	$2,244	$4,971

Account 242 - Miscellaneous Current and Accrued Liabilities
Accrued Employee Expenses	$2,038	$10,058

Total	$2,038	$10,058

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2002

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DEPRECIATION

EE Management determines depreciation expense using the straight-line method. EE Management's depreciation accruals were equivalent to 18.5% of average depreciable property for 2002.

INCOME TAXES

Deferred income taxes reflect the effect of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and the amount recognized for tax purposes.

2.    COMMITMENTS

LEASES

EE Management has entered into operating lease agreements for various facilities including office space and computer equipment. Total payments on operating leases for 2002 were approximately $290,000. Estimated future minimum lease payments are $303,000 in 2003.

3.   EMPLOYEE PENSIONS AND BENEFITS

EE Management employees are covered by New York State Electric and Gas Corporation's (NYSEG) (a wholly owned subsidiary of Energy East) pension and 401(k) plans. NYSEG, as the plans' sponsor, has overall responsibility for directly allocating such costs of each individual plan to each of the participating affiliate companies. This allocation is determined by the plans' actuary based on benefit obligations for active participants. EE Management employees are covered by other health and welfare plans and a supplemental executive retirement plan sponsored by EE Management Corporation. EE Management's pension and benefits cost for 2002 is reflected in Schedule XVII.

4.   OUTSIDE SERVICES

Beginning January 1, 2002, the cost of services provided to EE Management by employees of affiliates is charged to outside services. During 2001 the cost of those services was charged to salaries, office supplies and expenses, injuries and damages, employee pension and benefits, and miscellaneous general as if those employees were employees of EE Management.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2002

SCHEDULE XV - STATEMENT OF INCOME
(thousands of dollars)

ACCOUNT	DESCRIPTION	CURRENT YEAR(*)	PRIOR YEAR(*)
	INCOME
457	Services Rendered to Associate Companies	$34,814	$21,019
458	Services Rendered to Nonassociate Companies	-	-
419	Other Interest Income	54	28
421	Miscellaneous Income or Loss	-	-

	TOTAL INCOME	34,868	21,047

	EXPENSE
920	Salaries and Wages	16,824	8,184
921	Office Supplies and Expenses	1,837	1,622
922	Administrative Expenses Transferred - Credit	-	-
923	Outside Services Employed	11,473	6,970
924	Property Insurance	-	-
925	Injuries and Damages	18	26
926	Employee Pensions and Benefits	2,577	1,867
928	Regulatory Commission Expense	-	-
930.1	General Advertising Expenses	33	32
930.2	Miscellaneous General Expenses	957	1,465
931	Rents	305	221
932	Maintenance of Structures and Equipment	-	-
403, 404	Depreciation and Amortization Expense	86	76
408	Taxes Other Than Income Taxes	411	327
409	Income Taxes	3,966	9
410	Provision for Deferred Income Taxes	230	3
411	Provision for Deferred Income Taxes - Credit	(4,218)	(13)
411.5	Investment Tax Credit	-	-
426.1	Donations	10	26
426.5	Other Deductions	64	16
427	Interest on Long-Term Debt	-	-
430	Interest on Debt to Associate Companies	283	212
431	Other Interest Expense	12	4

	TOTAL EXPENSE	34,868	21,047

	NET INCOME OR (LOSS)	$ -	$ -

(*)  See Schedule XIV Note 4.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2002

ANALYSIS OF BILLING

ASSOCIATE COMPANIES - ACCOUNT 457
(thousands of dollars)

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED 457-1	INDIRECT COSTS CHARGED 457-2	COMPENSATION FOR USE OF CAPITAL 457-3	TOTAL AMOUNT BILLED
Energy East Corporation	$5,567	$2,329	-	$7,896
Rochester Gas and Electric Corporation	165	2,529	$10	2,704
Energetix, Inc.	3	79	1	83
Griffith Oil Co., Inc.	-	255	2	257
New York State Electric & Gas Corporation	1,819	10,810	80	12,709
The Southern Connecticut Gas Company	298	1,591	11	1,900
CNE Energy Services Group	12	31	-	43
CNE Development Corporation	-	1	-	1
CNE Venture Tech, Inc.	3	9	-	12
Central Maine Power Company	433	4,172	30	4,635
The Union Water-Power Company	28	308	2	338
MaineCom Services	39	17	-	56
Connecticut Natural Gas Corporation	364	1,738	12	2,114
TEN Companies, Inc.	37	216	1	254
The Berkshire Gas Company	56	390	3	449
Berkshire Propane, Inc.	-	36	-	36
Berkshire Service Solutions, Inc.	-	17	-	17
The Energy Network, Inc.	628	352	-	980
Energy East Solutions, Inc.	2	126	2	130
Energy East Telecommunications, Inc.	1	1	-	2
Cayuga Energy, Inc.	8	24	-	32
Energy East Enterprises, Inc.	77	32	-	109
New Hampshire Gas Corporation	22	7	-	29
Maine Natural Gas Corporation	13	13	-	26
Seneca Lake Storage, Inc.	2	-	-	2

TOTAL	$9,577	$25,083	$154	$34,814

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES - ACCOUNT 458
(thousands of dollars)

INSTRUCTION:  Provide a brief description of the services rendered to each nonassociate company:

NAME OF NONASSOCIATE COMPANY	DIRECT COSTS CHARGED 458-1	INDIRECT COSTS CHARGED 458-2	COMPENSATION FOR USE OF CAPITAL 458-3	TOTAL COST	EXCESS OR DEFICIENCY 458-4	TOTAL AMOUNT BILLED
				-		-

TOTAL				-		-

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2002

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES
(thousands of dollars)

INSTRUCTIONS:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.
ACCOUNT	DESCRIPTION OF ITEMS	ASSOCIATE COMPANY CHARGES			NONASSOCIATE COMPANY CHARGES			TOTAL CHARGES FOR SERVICE

		DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL

920	Salaries and wages	$3,316	$13,508	$16,824	-	-	-	$3,316	$13,508	$16,824
921	Office supplies and expenses	586	1,251	1,837	-	-	-	586	1,251	1,837
922	Administrative expense transferred - credit	-	-	-	-	-	-	-	-	-
923	Outside services employed	3,150	8,323	11,473	-	-	-	3,150	8,323	11,473
924	Property insurance	-	-	-	-	-	-	-	-	-
925	Injuries and damages	7	11	18	-	-	-	7	11	18
926	Employee pensions and benefits	790	1,787	2,577	-	-	-	790	1,787	2,577
928	Regulatory commission expense	-	-	-	-	-	-	-	-	-
930.1	General advertising expenses	33	-	33	-	-	-	33	-	33
930.2	Miscellaneous general expenses	662	295	957	-	-	-	662	295	957
931	Rents	38	267	305	-	-	-	38	267	305
932	Maintenance of structures and equipment	-	-	-	-	-	-	-	-	-
403, 404	Depreciation and amortization expense	-	86	86	-	-	-	-	86	86
408	Taxes other than income taxes	147	264	411	-	-	-	147	264	411
409	Income taxes	-	3,966	3,966	-	-	-	-	3,966	3,966
410	Provision for deferred income taxes	-	230	230	-	-	-	-	230	230
411	Provision for deferred income taxes - credit	-	(4,218)	(4,218)	-	-	-	-	(4,218)	(4,218)
411.5	Investment tax credit	-	-	-	-	-	-	-	-	-
426.1	Donations	10	-	10	-	-	-	10	-	10
426.5	Other deductions	61	3	64	-	-	-	61	3	64
427	Interest on long-term debt	-	-	-	-	-	-	-	-	-
430	Interest on debt to associate companies	-	283	283	-	-	-	-	283	283
431	Other interest expense	-	12	12	-	-	-	-	12	12

	Total	$8,800	$26,068	$34,868	-	-	-	$8,800	$26,068	$34,868

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2002

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
(thousands of dollars)

INSTRUCTIONS:  Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Account(s))

ACCOUNT	DESCRIPTION OF ITEMS	DEPARTMENT OR SERVICE FUNCTION

		TOTAL AMOUNT	EXECUTIVE	GENERAL COUNSEL	CONTROLLER

920	Salaries and wages	$16,824	$8,458	$247	$1,902
921	Office supplies and expenses	1,837	361	116	271
922	Administrative expense transferred - credit	-	-	-	-
923	Outside services employed	11,473	1,654	29	366
924	Property insurance	-	-	-	-
925	Injuries and damages	18	6	-	4
926	Employee pensions and benefits	2,577	1,900	33	196
928	Regulatory commission expense	-	-	-	-
930.1	General advertising expenses	33	-	-	-
930.2	Miscellaneous general expenses	957	565	-	-
931	Rents	305	173	-	-
932	Maintenance of structures and equipment	-	-	-	-
403, 404	Depreciation and amortization expense	86	86	-	-
408	Taxes other than income taxes	411	121	14	83
409	Income taxes	3,966	3,966	-	-
410	Provision for deferred income taxes	230	230	-	-
411	Provision for deferred income taxes - credit	(4,218)	(4,218)	-	-
411.5	Investment tax credit	-	-	-	-
426.1	Donations	10	-	-	-
426.5	Other deductions	64	-	-	-
427	Interest on long-term debt	-	-	-	-
430	Interest on debt to associate companies	283	-	-	-
431	Other Interest expense	12	10	-	-

	TOTAL	$34,868	$13,312	$439	$2,822

ACCOUNT	DESCRIPTION OF ITEMS	DEPARTMENT OR SERVICE FUNCTION

		TREASURER	INTERNAL AUDIT	HUMAN RESOURCES	TRANSMISSION & SUPPLY

920	Salaries and wages	$1,454	$321	$1,071	$1,270
921	Office supplies and expenses	273	33	182	137
922	Administrative expense transferred - credit	-	-	-	-
923	Outside services employed	2,674	1,361	4,284	263
924	Property insurance	-	-	-	-
925	Injuries and damages	2	-	1	2
926	Employee pensions and benefits	124	28	72	73
928	Regulatory commission expense	-	-	-	-
930.1	General advertising expenses	-	-	-	-
930.2	Miscellaneous general expenses	152	1	-	-
931	Rents	-	-	-	-
932	Maintenance of structures and equipment	-	-	-	-
403, 404	Depreciation and amortization expense	-	-	-	-
408	Taxes other than income taxes	57	10	30	31
409	Income taxes	-	-	-	-
410	Provision for deferred income taxes	-	-	-	-
411	Provision for deferred income taxes - credit	-	-	-	-
411.5	Investment tax credit	-	-	-	-
426.1	Donations	-	-	-	-
426.5	Other deductions	3	-	-	-
427	Interest on long-term debt	-	-	-	-
430	Interest on debt to associate companies	283	-	-	-
431	Other interest expense	2	-	-	-

	TOTAL	$5,024	$1,754	$5,640	$1,776

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2002

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION (Continued)
(thousands of dollars)

INSTRUCTIONS:  Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Account(s))

ACCOUNT	DESCRIPTION OF ITEMS	DEPARTMENT OR SERVICE FUNCTION

		FINANCE	GOVERNMENT RELATIONS

920	Salaries and wages	$1,508	$593
921	Office supplies and expenses	342	122
922	Administrative expense transferred - credit	-	-
923	Outside services employed	318	524
924	Property insurance	-	-
925	Injuries and damages	2	1
926	Employee pensions and benefits	123	28
928	Regulatory commission expense	-	-
930.1	General advertising expenses	-	33
930.2	Miscellaneous general expenses	236	3
931	Rents	110	22
932	Maintenance of structures and equipment	-	-
403, 404	Depreciation and amortization expense	-	-
408	Taxes other than income taxes	53	12
409	Income taxes	-	-
410	Provision for deferred income taxes	-	-
411	Provision for deferred income taxes - credit	-	-
411.5	Investment tax credit	-	-
426.1	Donations	-	10
426.5	Other deductions	-	61
427	Interest on long-term debt	-	-
430	Interest on debt to associate companies	-	-
431	Other interest expense	-	-

	TOTAL	$2,692	$1,409

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920
(thousands of dollars)

	DEPARTMENTAL SALARY EXPENSE

		INCLUDED IN AMOUNTS BILLED TO			NUMBER OF PERSONNEL

NAME OF DEPARTMENT OR SERVICE FUNCTION	TOTAL AMOUNT	PARENT COMPANY	OTHER ASSOCIATES	NON- ASSOCIATES	END OF YEAR

Executive	$8,458	$2,981	$5,477	-	8
General Counsel	247	2	245	-	2
Controller	1,902	204	1,698	-	15
Treasurer	1,454	80	1,374	-	7
Internal Audit	321	3	318	-	2
Human Resources	1,071	69	1,002	-	4
Transmission and Energy Supply	1,270	135	1,135	-	3
Finance	1,508	625	883	-	6
Public Affairs	593	593	-	-	1

TOTAL	$16,824	$4,692	$12,132	-	48

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2002

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923(*)
(thousands of dollars)

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	SERVICES PROVIDED	AMOUNT
Legal Services
Huber Lawrence and Abell	Legal Services	$1,257
Hinman, Howard & Kattell, LLP	Legal Services	689
Troutman Sanders	Legal Services	73

	Subtotal	2,019

Auditing, Tax, Consulting and Accounting Services
PricewaterhouseCoopers, LLP	Auditing, Tax and Other Services	291

Consulting Services
Towers Perrin	Employee Benefits	2,833
Research International	Customer Service	207
The Northbridge Group	Regulatory & Strategic Planning	178
Joele Frank, Wilkinson Brimmer	Public Relations	160
Troutman Sanders	Consulting	138
Innisfree M&A Inc.	Proxy Support & Shareholder Research	131
Park Strategies LLC	Consulting	120
The Ayco Company	Financial Planning	114
ADP Investor Communication	Investor Services	123
Palmer & Cay Consulting Group	Human Resources	120
Miscellaneous - 10 vendors	Various	487

	Subtotal	4,611

Other Outside Services
NYSEG	Administrative	2,034
Sandy Alexander	Printing	442
Connecticut Natural Gas Corporation	Administrative	275
Central Maine Power Company	Administrative	267
Sungard	Information Technology	186
The Southern Connecticut Gas Company	Administrative	150
First Sierra Financial, Inc.	Accounting	107
Other (101)	Various	1,091

	Subtotal	4,552

	Total Outside Services Employed	$11,473

    (*) See Schedule XIV Note 4.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2002

EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT
Pension	$521
Supplemental Executive Retirement Plan	1,615
Other Postretirement Benefits	61
Medical/Dental Insurance	310
401(k) Contributions	59
Others	11

TOTAL	$2,577

GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT
Sponsorship Advertising	National Fuel Gas Distribution Corporation	$33

	TOTAL	$33

MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441(b)(2)) shall be separately classified.

DESCRIPTION	AMOUNT
Board of Directors Fees and Expenses	$498
Merger Integration	218
Rating Agency Fees	135
Miscellaneous Shareholder/Investor Services	53
Other Miscellaneous Items	53

TOTAL	$957

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2002

RENTS - ACCOUNT 931
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY	AMOUNT
Facilities Rent	$305

TOTAL	$305

TAXES OTHER THAN INCOME TAXES - ACCOUNT 408
(thousands of dollars)

INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT
Other Than U.S. Government Taxes:
State Unemployment	$11

Subtotal	11
U.S. Government Taxes:
Social Security Taxes	397
Federal Unemployment	3

Subtotal	400

TOTAL	$411

DONATIONS - ACCOUNT 426.1
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1, "Donations", classifying such expense by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

Rebuilding Together	Contributions to Support Activities of the Organization	$5

Maine Transition & Inauguration	Contributions to Support Activities of the Organization	5

	TOTAL	$10

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2002

OTHER DEDUCTIONS - ACCOUNT 426.5
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT
Expenditures for Civic, Political and Related Activities	Eisenhower Building Fund	$55
Miscellaneous	Others	9

	TOTAL	$64

SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

     See SCHEDULE XIV - Notes to Financial Statements.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2002

ORGANIZATION CHART

Service Function
President and Chief Executive Officer	General Management, Strategic Planning and Merger Integration
Executive Vice President and Chief Financial Officer	General Management, Strategic Planning and Regulatory Management
Vice President, Treasurer & Secretary	Treasury, Corporate Finance, Risk Management, Pension Management, Investor Relations, Shareholder Services and Secretary
Vice President - Finance	Financial Planning, Budget Management and Merger Integration
Vice President and Controller	Accounting, Reporting and Regulatory Management
Senior Vice President - Business Development	General Management of Nonutility Businesses
Senior Vice President - Transmission and Energy Supply	Transmission and Energy Commodity Management
Vice President - Human Resources	Human Resources and Merger Integration
Vice President - Public Affairs	Governmental Affairs and Corporate Communications

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2002

METHODS OF ALLOCATION

The allocation of expenses not directly attributable to a particular Client Company are based on the following factors:

Allocations related to Distributed Services

The following ratios are used to allocate costs for services not directly assigned but pooled and allocated based on a causal measurement:

Number of Employees Ratio - Based on the number of employees benefiting from the performance of a service. This ratio is determined annually based on actual count of applicable employees at the end of the previous calendar year and may be adjusted periodically due to a significant change.

Global Allocator Factor - This formula is determined annually based on the average of gross plant (original plant in service), gross payroll charges (salaries and wages, including overtime, shift premium and lost time, but excluding pension, payroll taxes and other employee benefits) and gross revenues during the previous calendar year and may be adjusted for any known and reasonable quantifiable events or at such time as may be required due to significant changes. This formula is commonly referred to as the Massachusetts Formula.

Regulated Global Allocator Factor - This formula is derived through utilization of the same data as the global allocator noted above, but it is limited to data of the regulated utility affiliates only.

Commodity - Global Allocator Factor - This formula is used to allocate the cost of commodity planning, procurement, and sale when the service is applicable to or benefits all Client Entities, regardless of whether they are a gas, electric, or combined company. The formula is derived through utilization of the gas and/or electric supply costs of the Client Entities and reflects the proportion of such costs occurring between these entities.

Commodity - Regulated Gas Allocator Factor - This formula is used to allocate costs for gas commodity planning, procurement and sale for regulated gas utility companies. The formula is derived through utilization of the gas supply costs of the regulated gas utility affiliates and reflects the proportion of such costs occurring between these entities.

Electric Transmission Allocator Factor - This formula is used to allocate costs for the coordination and direction of electric transmission issues for the benefit of regulated electric operating companies and departments. The formula is derived through utilization of the same data as the global allocator noted above, but it is limited to data of electric operating companies or departments.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2002

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 2002:

A.   Amount of interest billed to associate companies is contained on page 14, Analysis of Billing.

B.   Amount of interest EE Management pays Energy East is based on Energy East's cost of short-term debt. Interest is billed to associate companies based on the global allocation factor.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2002

Signature

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.
April 17, 2003	Energy East Management Corporation By: /s/Robert E. Rude Robert E. Rude Vice President and Controller